

GREATAMERICAN INSURANCE GROUP

Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

FI 70 12   (Ed. 05 12)

Bond No.   FS 2346468 07 01
Effective Date of Change   08/31/2016

BOND CHANGES

NAMED INSURED AND ADDRESS:	RMR Real Estate Income Fund Two Newton Place 255 Washington Street, Suite 300 Newton, MA 02458

THIS RIDER CHANGES THE BOND. **PLEASE READ IT CAREFULLY.**	**AGENT'S NAME AND ADDRESS:** Willis of New York Inc 1 World Financial Ctr 200 Liberty St 7th Fl New York, NY 10281

Insurance is afforded by the Company named below, a Capital Stock Corporation:
Great American Insurance Company

BOND PERIOD: From 02/01/2015   To   12/31/2016
12:01 A.M. Standard Time at the address of the Named Insured

Policy extended to 12/31/2016 for an additional premium of $875.

FORMS AND RIDERS hereby added:

FI7012 05-12

FORMS AND RIDERS hereby amended:

FORMS AND RIDERS hereby deleted:

Officer's Certificate

I, Mark L. Kleifges, Treasurer of RMR Real Estate Income Fund (the "Trust"), hereby certify that the following resolutions, in substantially the form below, were adopted by the Board of Trustees ("Board") of the Trust (all Trustees voting) and separately by a majority of the Trustees who are not "interested persons" of the Trust, as defined in section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act") (the "Independent Trustees") at a meeting of the Board held on December 10, 2015:

> **WHEREAS**, at a meeting held on December 17, 2014 the Board authorized and directed management to procure a fidelity bond for the Trust pursuant to Rule 17g-1 under the 1940 Act; and

> **WHEREAS**, management has recommended that the Board approve the extension of the term of the Trust's fidelity bond from August 31, 2016 to December 31, 2016, for an additional premium of $875 (the "Bond"); and

> **WHEREAS,** the full Board and the Independent Trustees have given due consideration to all information deemed reasonably relevant, necessary or appropriate by them regarding the procurement of the Bond, including, among others, (i) the value of the aggregate assets of the Trust to which any covered person under the Bond may have access, (ii) the type and terms of the arrangements made for the custody and safekeeping of such assets and (iii) the nature of the securities in the Trust's investment portfolio.

> **NOW, THEREFORE, BE IT**

> **RESOLVED**, that the Board, including a majority of the Independent Trustees, hereby approve the Bond; and it is

> **FURTHER RESOLVED**, that the Board, including a majority of the Independent Trustees, finds that the coverage provided by the Bond, for the period from February 1, 2015 through December 31, 2016 and in the aggregate amount of $750,000, issued by Great American Insurance Company in accordance with the requirements of Rule 17g-1 under the 1940 Act is reasonable in form and amount; and it is

> **FURTHER RESOLVED**, that the Board, including a majority of the Independent Trustees, hereby determines that the additional premium of $875 for the Bond is fair and reasonable and that the additional premium be, and it hereby is, approved; and it is

> **FURTHER RESOLVED**, that the Treasurer or Secretary of the Trust shall file, or cause to be filed, a copy of the Bond and appropriate notices with the U.S. Securities and Exchange Commission in accordance with Rule 17g-1(g); and it is

FURTHER RESOLVED, that the officers of the Trust be, and each hereby is, authorized and directed to execute such documents, with such modifications as the officers, on advice of counsel, shall deem necessary or appropriate consistent with the purposes and intent of the Board, to make any and all payments, and to take such actions as may be necessary or appropriate to carry out the purposes and intent of the preceding resolutions, the execution and delivery of such documents or taking of such actions to be conclusive evidence of the Board's approval.

IN WITNESS WHEREOF, I have hereunto set my hand this 11th day of December 2015.

/s/ Mark L. Kleifges
Mark L. Kleifges
Treasurer